SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

TRANSFER OF THE CONTROLLING INTEREST IN TCO TO TCP

Lisbon, Portugal, April 27, 2003 – Portugal Telecom, SGPS, S.A. (“PT”) (NYSE: PT; BVL: PTCO.IN) today announced the transfer of the controlling interest in Tele Centro Oeste Participações S.A. (“TCO”) to Telesp Celular Participações S.A. (“TCP”) and the conclusion of the financial settlement of the transaction on April 25, 2003.

TCP is one of the companies that constitutes Vivo, the 50/50 joint venture between Portugal Telecom and Telefónica for mobile operations in Brazil.

The price of the controlling shares, accrued with the compensation provided for in the Final Agreement, is R$ 1,505,511,001.57 as of this date, corresponding to R$ 19.48719845 per 1,000 common shares acquired. The amount of R$ 308,331,434.16 was paid on this date to the sellers, and the remaining balance will be paid in installments pursuant to the terms and conditions of the Final Agreement.

Within the period of time and in the manner provided for in the existing legislation, TCP will make a tender offer for the acquisition of common shares resulting from the acquisition of the controlling interest, as well as a merger of shares in the manner already described in the release of January 16, 2003.

This information is also available on PT’s website www.telecom.pt.

Contact:	Vitor J. Sequeira, Investor Relations Director
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.215001701
Fax.: +351.213556623

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.